UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 28, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hermann Requardt new CEO of Siemens Healthcare Sector
Siemens proposes Ernst & Young as future auditor
SIGNATURES

Press Presse Press Presse

Munich, Germany, November 28, 2008
Hermann Requardt new CEO of Siemens Healthcare Sector
Jim Reid-Anderson resigns from Managing Board for personal reasons
Hermann Requardt (53) will be the new CEO of the Siemens Healthcare Sector. He will also retain his position as Chief Technology Officer and head of the Corporate Technology department. “Innovation was – and is – one of the main drivers in the Healthcare Sector. Hermann Requardt has the ideal expertise for this business,” said Peter Löscher, President and CEO of Siemens. The Managing Board appointed Michael Sen (40), currently head of the company’s Investor Relations department, as new Healthcare Sector CFO. “We have made extensive investments in our healthcare business in the past, and Michael Sen will decisively contribute to fully develop that potential further on,” added Löscher. The previous Sector CFO, Klaus Stegemann (52), who made outstanding contributions to the Sector’s development in recent years, will take over another management position in operations at Siemens.
Earlier at its meeting today, the Supervisory Board of Siemens AG accepted the request of Jim Reid-Anderson (49) to resign from his positions as CEO of the Healthcare Sector and member of the Managing Board. Reid-Anderson, who headed the Healthcare Sector for seven months, is stepping down for personal reasons. He had explained to the Chairman of the Supervisory Board that having his family life centered in the U.S. and his official function in Erlangen, Germany, was not compatible over the longer term. All efforts to overcome the resulting challenges proved to be impractical and Reid-Anderson decided in favor of his family.
The Chairman of the Supervisory Board, Gerhard Cromme, regretted this decision, but the Supervisory Board respected Reid-Anderson’s personal decision and accepted the termination of the contract effective November 30, 2008. Jim Reid-Anderson and the company also reached an agreement that he will continue to serve the Managing Board in an advisory capacity.
At the same time, the Supervisory Board appointed Hermann Requardt as CEO of the Healthcare Sector. Requardt, who has a doctorate in physics, joined Siemens AG in 1984. Before being appointed a full member of the Managing Board and Chief Technology Officer of Siemens AG in May 2006, he worked in various positions on the research and development of imaging systems at the company’s Medical Systems Group, and later was a member of the Group Executive Management from 2001 to 2006.
Jointly with the long-serving Group President, Erich Reinhardt, Requardt transformed Siemens’ medical business from a restructuring case into a market and innovation leader, and initiated the buildup of locally developed and manufactured product lines tailored to Asia’s growth markets. “I look forward to returning to where I worked for years. Together with the Healthcare Sector, we will further strengthen and utilize Siemens’ outstanding innovative power as an integrated technology company and leverage it to benefit clinics, physicians and patients,” said Requardt.
The Managing Board of Siemens AG appointed Michael Sen as the new CFO of the Healthcare Sector. Sen held various positions in the areas of strategic corporate development and finance at company headquarters and in operations since 1996, and has headed the company’s Investor

Siemens AG	Media Relations: Constantin Birnstiel
Corporate Communications and Government Affairs	Telephone: +49 89 636-36669
Wittelsbacherplatz 2, 80333 Munich	E-mail: constantin.birnstiel@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX200811.15 e	Germany

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Relations department since October 2007. He will retain this position, together with his new function, until the Annual Shareholders’ Meeting of Siemens AG on January 27, 2009.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 430,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2008, Siemens had revenue of €77.3 billion and a net income of €5.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; and Cash conversion rate are non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications & Events. “Profit Total Sectors” is reconciled to “Income from continuing operations before income taxes” in the table “Segment Information.”
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Media Relations: Constantin Birnstiel
Corporate Communications and Government Affairs	Telephone: +49 89 636-36669
Wittelsbacherplatz 2, 80333 Munich	E-mail: constantin.birnstiel@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX200811.15 e	Germany

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Press Presse Press Presse

Munich, November 28, 2008
Siemens proposes Ernst & Young as future auditor
The Supervisory Board of Siemens AG decided at today’s meeting to propose Ernst & Young as independent auditors for fiscal 2009 at the Annual Shareholders’ Meeting in January 2009. This decision is the result of an intensive dialogue between the Supervisory Board, Audit Committee, and Managing Board of Siemens AG, and a comprehensive tendering procedure. The final choice was between the two auditing firms Ernst & Young and KPMG. The Supervisory Board and Managing Board believe that both Ernst & Young and KPMG presented convincing overall offers and meet the necessary requirements for appointment as the company’s auditors. In the end, the choice of Ernst & Young reflects that Siemens by changing its independent auditor wants to give a signal in the spirit of the best possible corporate governance.
In January 2009, the Annual Shareholders’ Meeting will vote on the Supervisory Board’s proposal. The shareholders will elect the independent auditor for the company’s financial statements for fiscal 2009, and for reviewing the financial statements for the first half of the fiscal year.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 430,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2008, Siemens had revenue of €77.3 billion and income from continuing operations of €5.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

Siemens AG	Media Relations: Wolfram Trost
Corporate Communications and Government Affairs	Telefon: +49 89 636-34794
Wittelsbacherplatz 2, 80333 Munich	E-Mail: wolfram.trost@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX200811.16 e
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 28, 2008

	/s/	Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling